UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1 TO

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

ARMOUR Residential REIT, Inc.
(Name of Issuer)

Common Stock, No Par Value $0.0001 per share
(Title of Class of Securities)

042315 101
(CUSIP Number)

December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

(Continued on the following pages)

(Page 1 of 9 pages)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

	SCHEDULE 13G	Page 2 of 9 Pages
CUSIP No.	042315 101

1	NAMES OF REPORTING PERSONS
	Staton Bell Blank Check LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		235,303(1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		235,303(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	235,303(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	9.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

(1)    Includes 138,300 shares of Common Stock and 97,003 shares of Common Stock which may be issued upon exercise of warrants held by Staton Bell Blank Check, LLC. Does not include 7,402,997 shares of Common Stock which may be issued upon exercise of warrants held by Staton Bell Blank Check, LLC, which is excluded from beneficial ownership due to the 9.8% ownership limitation as provided for in the Issuer's articles of incorporation.

	SCHEDULE 13G	Page 3 of 9 Pages
CUSIP No.	042315 101

1	NAMES OF REPORTING PERSONS
	Daniel C. Staton

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		242,816(1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		242,816(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	242,816(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	9.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

(1)    Includes 69,150 shares of Common Stock and 173,666 shares of Common Stock which may be issued upon exercise of warrants held by Staton Bell Blank Check, LLC. Does not include 3,576,334 shares of Common Stock which may be issued upon exercise of warrants held by Staton Bell Blank Check, LLC, which is excluded from beneficial ownership due to the 9.8% ownership limitation as provided for in the Issuer's articles of incorporation.

	SCHEDULE 13G	Page 4 of 9 Pages
CUSIP No.	042315 101

1	NAMES OF REPORTING PERSONS
Marc H. Bell

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		242,816(1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		242,816(1)

WITH	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

242,816(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

9.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

(1)    Includes 69,150 shares of Common Stock and 173,666 shares of Common Stock which may be issued upon exercise of warrants held by Staton Bell Blank Check, LLC. Does not include 3,576,334 shares of Common Stock which may be issued upon exercise of warrants held by Staton Bell Blank Check, LLC, which is excluded from beneficial ownership due to the 9.8% ownership limitation as provided for in the Issuer's articles of incorporation.

	SCHEDULE 13G	Page 5 of 9 Pages
CUSIP No.	042315 101

1	NAMES OF REPORTING PERSONS
	Maria Balodimas Staton

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		242,816(1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		242,816(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	242,816(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	9.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

(1)    Includes 69,150 shares of Common Stock and 173,666 shares of Common Stock which may be issued upon exercise of warrants held by Staton Bell Blank Check, LLC. Does not include 3,576,334 shares of Common Stock which may be issued upon exercise of warrants held by Staton Bell Blank Check, LLC, which is excluded from beneficial ownership due to the 9.8% ownership limitation as provided for in the Issuer's articles of incorporation.

	SCHEDULE 13G	Page 6 of 9 Pages
CUSIP No.	042315 101

Item 1(a).	Name of Issuer:

ARMOUR Residential REIT, Inc. (formerly Enterprise Acquisition Corp.)

Item 1(b).	Address of Issuer's Principal Executive Offices:

956 Beachland Blvd., Suite 11
Vero Beach, Florida 32963

Item 2(a).	Names of Person Filing:

Staton Bell Blank Check LLC
Daniel C. Staton
Marc H. Bell
Maria Balodimas Staton

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Staton Bell Blank Check LLC
6800 Broken Sound Parkway
Boca Raton, Florida 33487

Daniel C. Staton
6800 Broken Sound Parkway
Boca Raton, Florida 33487

Marc H. Bell
6800 Broken Sound Parkway
Boca Raton, Florida 33487

Maria Balodimas Staton
6800 Broken Sound Parkway
Boca Raton, Florida 33487

Item 2(c).	Citizenship:

Staton Bell Blank Check LLC - Delaware limited liability company
Daniel C. Staton - United States
Marc H. Bell - United States
Maria Balodimas Staton - United States

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share

Item 2(e).	CUSIP Number:

042315 101

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not Applicable

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ] An investment adviser in accordance with (S)240.13d-1(b)(1)(ii)(E).

(f) [ ] An employee benefit plan or endowment fund in accordance with (S)240.13d-1(b)(1)(ii)(F).

(g) [ ] A parent holding company or control person in accordance with (S) 240.13d-1(b)(1)(ii)(G).

(h) [ ] A savings association is defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

	SCHEDULE 13G	Page 7 of 9 Pages
CUSIP No.	042315 101

Item 4.	Ownership:

(a)	Amount beneficially owned:

Staton Bell Blank Check LLC (“SBBC”) holds an aggregate of 138,300 shares of Common Stock and warrants to purchase 7,500,000 shares of Common Stock (the “Warrants”). As per the Issuer’s Warrant Agreement (as filed with the Securities and Exchange Commission on November 12, 2009) and the Issuer’s Articles of Amendment and Restatement (as filed with the Securities and Exchange Commission on November 12, 2009), the Warrants contain an issuance limitation prohibiting the holder of such Warrants from exercising the Warrants to the extent that such exercise would result in beneficial ownership by such holder of more than 9.8% of the Common Stock then issued and outstanding.

Due to the issuance limitation described above, SBBC may be deemed to beneficially own not more than 97,003 shares of Common Stock issuable upon exercise of the Warrants. SBBC holds an aggregate of 138,300 shares of Common Stock. Accordingly, taking into account the issuance limitation, SBBC may be deemed to be the beneficial owner of an aggregate amount of not more than 235,303 shares of Common Stock, consisting of 138,300 shares of Common Stock and 97,003 Warrants. The aggregate number of shares of which SBBC would be deemed to be the beneficial owner if SBBC fully exercised all of its Warrants is 7,638,300.

Daniel C. Staton may be deemed to beneficially own 69,150 shares of Common Stock and 173,662 shares of Common Stock issuable upon exercise of the Warrants. Mr. Staton has 50% control of Staton Family Investments Ltd.; Staton Family Investments Ltd. is 50% owner of SBBC. Mr. Staton may be deemed the beneficial owner of 50% of the issuer’s securities held by SBBC. Accordingly, taking into account the issuance limitation, Mr. Staton may be deemed to be the beneficial owner of an aggregate amount of not more than 242,812 shares of Common Stock, consisting of 69,150 shares of Common Stock and 173,662 Warrants. The aggregate number of shares of which Mr. Staton would be deemed to be the beneficial owner if SBBC fully exercised all of its Warrants is 3,819,150.

Marc H. Bell may be deemed to beneficially own 69,150 shares of Common Stock and 173,662 shares of Common Stock issuable upon exercise of the Warrants. Mr. Bell is 50% owner of SBBC. Mr. Bell may be deemed the beneficial owner of 50% of the issuer’s securities held by SBBC. Accordingly, taking into account the issuance limitation, Mr. Bell may be deemed to be the beneficial owner of an aggregate amount of not more than 242,812 shares of Common Stock, consisting of 69,150 shares of Common Stock and 173,662 Warrants. The aggregate number of shares of which Mr. Staton would be deemed to be the beneficial owner if SBBC fully exercised all of its Warrants is 3,819,150.

Maria Balodimas Staton may be deemed to beneficially own 69,150 shares of Common Stock and 173,662 shares of Common Stock issuable upon exercise of the Warrants. Mrs. Staton has 50% control of Staton Family Investments Ltd.; Staton Family Investments Ltd. is 50% owner of SBBC. Mrs. Staton may be deemed the beneficial owner of 50% of the issuer’s securities held by SBBC. Accordingly, taking into account the issuance limitation, Mrs. Staton may be deemed to be the beneficial owner of an aggregate amount of not more than 242,812 shares of Common Stock, consisting of 69,150 shares of Common Stock and 173,662 Warrants. The aggregate number of shares of which Mr. Staton would be deemed to be the beneficial owner if SBBC fully exercised all of its Warrants is 3,819,150.

Each of Messrs. Staton and Bell and Ms. Balodimas Staton disclaims beneficial ownership of the shares of Common Stock owned by SBBC, except to the extent of their pecuniary interest therein.

The percentage disclosed in Item 11 of the Cover Pages for each reporting person is calculated based upon the sum of (i) 2,304,054 shares of Common Stock outstanding, which is the total number of shares issued and outstanding as of February 16, 2010, and (ii) the number of shares of Common Stock issuable upon exercise of the warrants held by such reporting person.

(b)	Percent of class:

See Item 11 of the Cover Pages to this Schedule 13G, which percentages disclosed for each reporting person is calculated based upon 2,304,054 shares of Common Stock outstanding, which is the total number of shares issued and outstanding as of February 16, 2010.

(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: 0

(ii) shared power to vote or to direct the vote:

See Item (a) above.

(iii) sole power to dispose or to direct the disposition of:

See Item (a) above.

(iv) shared power to dispose or to direct the disposition of:

See Item (a) above.

	SCHEDULE 13G	Page 8 of 9 Pages
CUSIP No.	042315 101

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect.

SIGNATURES

                     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2010

STATON BELL BLANK CHECK LLC

By: /s/ Daniel C. Staton Daniel C. Staton Its: Managing Member

/s/ Daniel C. Staton DANIEL C. STATON

/s/ Marc H. Bell MARC H. BELL

/s/ Maria Balodimas Staton MARIA BALODIMAS STATON